Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the SEC in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

John B. Jones
Vice-President, Business Development — Asia
November 15, 2005, MacQuarie China Commodities Conference
Shanghai, China
Inco has focused profitably on nickel for more than a century — and with good reason. Nickel demand has grown by 4% for decades, driven by stainless steel demand growth of more than 6%. The 4% growth rate for nickel demand is better than almost all other industrial metals. Nickel and stainless have played key roles in global industrial development — and will do so for decades to come.
Before I go further, and since I’ll be making forward-looking statements, please turn your attention to the safe harbour statement on the screen. Bear in mind that all currency references are in U.S. dollars.
I’ll make two key points today. First, over the next few years there will not be enough nickel to meet underlying demand. Shortages will stem from China’s ongoing strength, strong nickel alloy demand, and limited growth in nickel supply. Most producers are running at or above nameplate capacity. There are few viable projects in the pipeline. Demand will exceed supply and the balancing mechanism — the LME nickel price — will adjust. Second, Inco is exceptionally well positioned to benefit from these trends.
Long ago Inco recognized Asia’s growth potential — and not just China’s. We were the first to set up local operations, and we still have the strongest position. Our initial major venture was Inco TNC Limited, founded in 1965, during the height of Japanese industrialization. We also entered the Taiwanese and Korean markets on the ground floor, setting up joint venture operations in the 1980s. Our foresight allowed us to grow with key markets and capture the tremendous advantages that accrue to the first mover.
While other companies are scrambling for a foothold in China, we’ve been here for more than a decade. We opened a Shanghai sales office in 1994, when China used only one-quarter as much nickel as Japan. But Inco foresaw China’s pivotal role in nickel market growth and made the right investments to assume a leading market position in China.
Now Inco is well established and, during the first half, China succeeded Japan as the world’s largest nickel consumer, representing about 16% of the global market.
So how and why will China move the nickel markets?
First we need to know how China uses nickel. About 40% of Chinese nickel demand is based on domestic production of nickel-containing stainless steel. Another 36% goes to plating. The rest is in products like alloy steels or nickel powders for batteries. That’s good for Inco, as we sell lots of nickel into the premium plating, alloys and specialty product markets.

Among applications driving Chinese nickel and stainless steel demand are construction of manufacturing and processing facilities and infrastructure — some of the world’s largest industrial plants are being built in China. As well the need for appliances and other items in hundreds of millions of households is driving nickel and stainless demand. About two-thirds of China’s nickel consumption goes to meeting domestic demand, leaving just one-third for exported products. Fortunately for my industry, China’s growth is not a zero-sum game.
Unlike the situation with some metals, China lacks major nickel resources. Chinese nickel production meets only about half of domestic needs, and nearly 50% of domestic production depends on imports of intermediate materials. There are limited opportunities to raise domestic production, and China will continue to rely heavily on imports of finished and intermediate nickel. However, Inco has grassroots nickel exploration underway with Chinese companies in the Jilin Province, and we are studying data on other sites, with an eye to exploration.
As an example of how China affects nickel market segments, let’s consider batteries — where China’s low cost structure, and growing demand for devices like mobile phones, is spurring much relocation of capacity and a rising share of world production. It also reflects the steep rise in domestic demand for low-cost, rechargeable nickel batteries.
China’s nickel consumption has soared more than 20% in each of the past five years. In 2005, Chinese nickel demand was up 43% through September 30 from 2004 levels, building on the strong growth seen at the end of last year.
Baosteel’s expansions are driving Chinese demand. We expect that Chinese stainless production will climb no less than 800,000 tonnes this year and account for at least 35,000-to-40,000 tonnes of additional nickel consumption.
Tightness in nickel, and resulting higher prices, will continue to force substitution. For instance, some of the growth stainless steel last year stemmed from 200 series. But inappropriate usage in certain applications where higher grade, higher quality stainless should have been used had led China to review controls on imports and applications. Asian stainless steel producers are now cutting 200 series stainless production and imports into China have stabilized.
China’s government is having other positive effects on nickel’s prospects. Regulators support massive capacity expansion in electricity generation, oil extraction capacity and water and transportation infrastructure. Forty gigawatt nuclear plants will be built over the next twenty years, consuming 40 million pounds of high-value nickel. Fixed asset growth should stay strong, driven by investment from private and state-owned sectors. All of this requires plenty of nickel.

Chinese stainless steel consumption has climbed at a 25% annual rate since 1990 and should grow for years. The Chinese people want to improve their quality of life — and the world has never had so many people at this stage of development. The 300 million people living near China’s coast are, all by themselves, a market the size of the United States. And about 20 million people are moving from rural to urban areas each year.
This scenario reflects a great market need: rising income levels plus rapid urbanization; a growing population that loves stainless steel; and people with the means to buy functional and cosmetic items made with stainless.
If you look at where China is today, the great economic leap forward in Japan from 1960-to-1974 comes to mind. It yielded a world nickel demand growth average of 7% over a 14-year period, based on a market of 100 million people. China is industrializing like Japan did — but with 13 times the population. So the potential is obvious as the Chinese people demand their seat at the table of economic growth.
China is following the stainless steel growth path taken in decades past by Japan, Taiwan and Korea. Once they attained the
3.5-kilogram per capita level that China has reached, they took 8-to-10 years to arrive at the nine-kilogram per capita demand level.
While GDP per capita is low, many of China’s 1.3 billion people have exceeded the $2,000 GDP per capita level that historically propels stainless steel demand. If history repeats itself, China could use 10 million tonnes of stainless steel per year by 2010.
About 50% of current Chinese stainless steel requirements is imported. This should decline somewhat as Baosteel, Taiyuan and other companies bring on more stainless production in the next few years. China’s domestic stainless capacity should increase by more than six million tonnes and account for over 70% of the world’s stainless steel growth in the next five years. This will satisfy a great deal of domestic growth in consumption. Stainless producers worldwide are funding major new projects and capacity in order to benefit from the great global demand growth that is occurring.
Some stainless steel producers cut output in the third quarter, and will continue to do so in the short-term — raising concern that underlying fundamentals have changed forever.
Stainless production over the last 12 months was higher than underlying consumption needs. This led to excess inventories of about 700,000 tonnes, more competition, falling stainless prices, and buyer hesitation. As a result, there was a massive stainless production cut in the third quarter, which should eliminate much of the excess inventories. Clearly, stainless producers want to reverse oversupply and provide a solid base for growth late this quarter and in 2006.

Notably, world stainless consumption has stayed healthy, driven by Chinese industrial production growth of over 16% during the first nine months of this year. Inco’s global market focus and product diversification have allowed us to shift nickel to applications and regions where demand is stronger, like high nickel alloys and the Chinese plating industry, which is becoming more accepting of high nickel prices. As plating shops open in China, we’re seeing a massive relocation and expansion of capacity.
We are forecasting annual stainless production growth of 1.6% this year. Scrap availability is adequate, as nickel prices are encouraging more collection and usage. As such, we now see the scrap ratio for 2005 rising to over 49%, the highest level on record.
Nickel demand should remain strong next year, with economic conditions at least as good as in 2005. Composite leading indicators are positive, pointing to an industrial recovery ahead. The aerospace cycle is gaining strength; world stainless capacity will be up by over 2.5 million tonnes, as Chinese producers ramp up. We expect nickel demand growth of about 3-to-4%, based on available supply; below the long-term average and a recipe for high and volatile prices.
The pattern of demand growth in China applies to nickel, iron ore, copper, and all others metals where there is a shortfall between domestic production and consumption. What distinguishes nickel from other metals is an excellent demand trend going forward, coupled with limited supply. Nickel offers perhaps the best prospects, or at least among the best, in the metals industry — today and into the next decade as well.
Nickel supply is short not only based on robust demand but also because five years of under-investment in new supply has just ended. The lull was due to a surge in nickel and stainless steel scrap supply from the East Bloc in the early 1990s, as the Soviet economy failed. The surge in East/West trade accounted for half of the rise in nickel supply to the West from 1992-to-2002. Also, short nickel supply results from the failure of Australian acid leach projects in the late 1990s to produce lots of nickel.
Only two nickel projects as large as Goro have been built in the last 12 years: WMC’s Mt. Keith; and Murrin Murrin, owned by Minara Resources. Only one of these — Murrin Murrin — was a greenfield, integrated nickel plant, and it has not reached nameplate capacity. But the world needs the equivalent of one Goro each year going forward just to meet historical nickel growth rates — not to mention the discoveries required to offset the depletion of reserves that occurs each day.
We expect the nickel market to be tight for several years. While greenfield nickel supply will come, and several brownfield expansions will occur, committed world supply will not be enough to keep pace with strong demand growth. The impact of China and India make a strong case for above average demand growth projections.

For several years, nickel demand will be capped by limited supply because not enough capacity exists. Increasing supply will take time. More projects will be needed to close the supply/demand gap. Our industry will be hard pressed to meet customers’ needs and Inco will do what it can — with Voisey’s Bay, Goro and further expansion of PT Inco.
Remember, the nickel industry is operating near capacity and has virtually no shut-in production capacity. Any production surprises will mean an even tighter market.
In 2005, underlying demand has been strong enough to push the LME nickel price to a record annual average — which has forced the market to balance. We expect global demand growth of 2% this year.
LME and reported producer stocks represent just over four weeks of demand. That’s less than we saw in 1988 and 1989. With little inventory available, actual nickel deficits will be small; deficits can’t be large without the supply to feed them. As to what happens when stocks get low, just look at the pinch point graph for a historical perspective. However, we do suspect some temporary stock building at consumers as stainless production cuts have temporarily reduced nickel demand in this market.
There’s talk of a bow wave of new nickel production in the pipeline. The only committed supply for a few years will be from Voisey’s Bay, Goro, BHP Billiton’s Ravensthorpe, and CVRD’s Vermehlo. Goro and Ravensthorpe will start producing in late 2007 and ramp up from 2008 to 2010 — and this will simply not be enough supply.
Furthermore, the good times should not end for nickel in 2006. At a 4% long-term nickel demand growth rate — well below the 7% of the past few years — even a `new Goro’ would satisfy little more than one year of demand growth.
A number of nickel projects are in the feasibility stage but several are delayed, due to capital cost increases, financing issues, political risk, technology hurdles or other reasons. So project challenges are large. Additional new supply may be available later than many people think.
The bottom line is that the nickel market is facing ongoing shortages, strong demand and limited prospects for supply growth. That’s my first key point.
As for the second: I believe there is no better way to capitalize on nickel’s tremendous future than by investing in Inco — a great company that continually searches for new ways to excel and grow. On October 11, we announced that Inco had entered into a definitive support agreement covering its offer to acquire all of the common shares of Falconbridge. Since then, we’ve mailed our take-over bid circular. The offer depends on at least 66 2/3rds of Falconbridge’s common shares being tendered; regulatory clearances; and some other conditions. We expect to complete the offer late this year or early in 2006 and we plan to finish combining the two companies in the first quarter.

Creating a world-class, Canadian-based powerhouse is great for both companies’ shareholders. We’ll be the world leader in nickel and a leading copper company: globally diversified; with great growth prospects, given our expanded project portfolio; robust cash flow; and financial strength. We’ll be efficient, too. We’ve so far identified $350 million in annual synergies to be realized by the end of 2007, with an estimated net present value of more than $2.5 billion after tax, using a 7% discount rate. And we’re organized to get the synergies. The acquisition will be immediately accretive to cash flow. The new Inco will be an excellent investment prospect, given its enhanced size and liquidity.
But my purpose today is to tell you why Inco — on a standalone basis — is a great way to capitalize on nickel’s future. There are three key reasons.
First, we have strong existing operations that will benefit from nickel’s attractive future. We’ll build shareholder value by maximizing production; containing controllable costs; improving margins; and enhancing the efficiency and productivity of our business.
Inco, on its own, is the world’s largest nickel producer outside of Russia — a formidable competitor with a great strategy. Nickel represents about 82% of our sales. About 68% of nickel is used to make stainless steel — and 42% of our sales go to this use.
Inco achieved record production of 522 million pounds in 2004. We expect to produce 485-to-490 million pounds of nickel this year, below last year due to furnace rebuilds in Manitoba and Ontario, and production limits at PT Inco based on low rainfall.
We’re maximizing production of by-products, given their high prices. Our target is 27 million pounds of copper this year. With Voisey’s Bay, our copper production will increase to about 300 million pounds. And we should produce 380,000-to-390,000 ounces of platinum group metals in 2005.
Once Voisey’s Bay and Goro are in full operation, our cobalt production will rise sharply from the 2004 level of about three million pounds to about 14 million pounds in 2009. This would make us the world’s largest integrated cobalt producer.
Nickel unit cash cost of sales, net of by-product credits, will be about $2.85-to-$2.95 a pound in 2005 — higher than $2.32 last year. Costs for our own mine production will be about $2.25 a pound. With Voisey’s Bay on line in 2006, nickel unit cash cost of sales should fall to $2.00-to-$2.10 a pound — and to $1.80 a pound in today’s dollars, once Goro is operating. We are now preparing our 2006 budget — so nickel unit cash cost of sales estimates are preliminary and based on July 2005 energy prices.
Rising costs are an industry-wide issue; particularly since most nickel companies operate in countries, like Canada, where the currency has strengthened a lot against the U.S. dollar. Still, in 2004, Inco was at the low end of the Brook Hunt cost curve, notwithstanding higher external feed costs; a rising Canadian dollar; higher energy costs; and increases in supplies, services and contracts — some of this to maximize production. We achieved cost controls despite lower ore grades than in the prior year.
The second reason why investing in Inco is an outstanding way to capitalize on nickel’s great future is that we will grow enormously — and profitably. We’re better positioned than any other producer, in terms of project quality and the strength of our financial resources. At current nickel prices, we should generate excellent cash flows in 2005. Low-cost Voisey’s Bay and Goro are cash machines; at First Call consensus nickel prices, we should generate $1.3 billion of cash in 2005 — and with Voisey’s Bay on stream, cash generation should rise to $1.5 billion next year.
The ramp up of our 50,000 tonne per annum Voisey’s Bay project should be relatively fast. We’ll start production of the high nickel grade sulphide deposit as an open pit — and concentrate will be smelted and refined at our facilities in Ontario and Manitoba. The project is about six months ahead of schedule and our first concentrate shipment was made last Friday. Estimated money-forward returns from January 2003 for the overall project exceed 15%.
First production from our high-grade Goro deposit should occur in late 2007, with the 60,000 tonne per annum operation ramping up from 75% of nameplate capacity in year one to 100% by 2010.
Voisey’s Bay, Goro and our brownfield expansion at PT Inco will make the existing Inco 35% bigger in 2009 than in 2004 — and a more profitable company. Inco is resource rich and our orebodies will provide growth well into the future. Our asset base remains a sustainable competitive advantage.
Inco’s third primary strength is our number one marketing position. It is a competitive advantage that virtually can’t be duplicated and results from our long-term focus. We have a great presence across the world — especially in Asia — that enables us to move our products from areas of weaker demand to stronger ones. Our presence is greatest in the best markets. About 60% of our sales are in Asia, and they are growing.
In the metals industry it’s important to pay attention to costs, and we do, but our portfolio allows us to focus on margins, too. We sell an above average market average share of products at premium prices into higher margin non-stainless uses — batteries, powder metallurgy, high nickel alloy and plating segments — while also selling into the stainless market.
In October 2004 we opened a joint venture plant in China to make nickel foam for the battery industry, and in March, we acquired a 77% direct interest in a major Chinese producer of nickel foam — making Inco the largest producer of nickel foam worldwide.
It is in value-added applications that Inco best distinguishes itself from competitors. For example, foam is sold by the square metre, with value measured per gram of nickel. This application converts commodity nickel to a high margin, high return product.

With domestic plating sales rising, we have built a small shearing and packaging plant in Dalian. We’re planning to open a utility nickel plant, in tandem with Goro’s start-up, to serve China’s stainless steel industry. As China’s nickel market grows, we will grow too.
Nickel is a basic building block for growth, not only in China, but anywhere standards of living are improving and industrial production increasing. Inco is in the right places at the right time. For years we have focused on Japan, Taiwan, South Korea and China — while remaining strong in traditional markets. Our emphasis on value-added products makes us strong in Asian growth markets like the plating and battery industries. And Goro will make us a key player in stainless steel growth in China and elsewhere in Asia.
Inco correctly judged the importance of China and Asia to the future of nickel. We built a solid foundation when few people shared our focus or our vision. As a result, Inco should benefit more from these red-hot markets than any nickel producer in the world.
We see the next decade as very rewarding for Inco, with China becoming the dominant nickel and stainless steel consumer. Nickel and stainless steel have grown faster than the world economy for decades, driven by industrializing countries that have greatly improved their standards of living.
The nickel market will stay strong, with supply chasing demand for much longer than many expect. China’s need for nickel, urgent demand for high nickel alloy, and limited nickel supply are key drivers in 2005 and 2006.
In my view, it’s no accident that Inco has a tremendous hand to play in the global nickel market — and the prizes are enormous. We have the right cards, the right skills and the right attitude to remain winners — now and for the long term.
Thanks for listening.